FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                            REPORT OF FOREIGN ISSUER

                    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934




                                FOR JUNE 12, 2001




                            DESWELL INDUSTRIES, INC.
                         (Registrant's name in English)




                  Unit 516 517, Hong Leong Industrial Complex,
                       No. 4 Wang Kwong Road, Kowloon Bay,
                               Kowloon, Hong Kong
                    (Address of principal executive offices)

DESWELL

                                                  CONTACT:
                                                  John G. Nesbett
                                                  Lippert/Heilshorn & Associates
                                                  212-838-3777, ext. 6631
                                                  e-mail: jnesbett@lhai.com



                       DESWELL INDUSTRIES, INC. ANNOUNCES
                       FOURTH QUARTER AND YEAR-END RESULTS
                        -NET INCOME INCREASES 29 PERCENT-
              -COMPANY ALSO ANNOUNCES DIVIDEND OF $0.57 PER SHARE-



HONG KONG (June 12, 2001) - Deswell Industries, Inc. (Nasdaq: DSWL) today announced its results for the fourth quarter and year ended March 31, 2001.

Net sales for the fourth quarter increased 13% to $16.9 million compared to sales of $15.0 million in the fourth quarter ended March 31, 2000. Operating income decreased 25% to $1.6 million for the most recent quarter, compared to $2.2 million for the year-ago quarter. Net income for the fourth quarter increased 29% to $2.5 million compared to $1.9 million for the year-ago quarter. Basic earnings per share and diluted earnings per share increased to $0.45 and $0.45 respectively (based on 5,451,000 and 5,465,000 weighted average shares outstanding, respectively), compared to $0.36 and $0.35 respectively (based on 5,348,000 and 5,424,000 weighted average shares outstanding, respectively), in the fourth quarter ended March 31, 2000.

Net sales for the year ended March 31, 2001 were $80.8 million, an increase of 33% compared to sales of $61.0 million for the year ended March 31, 2000. Operating income increased 20% to 12.8 million, compared to $10.7 million in the previous year, and net income increased 24% to $12.8 million, compared to $10.3 million in the previous year. Basic earnings per share and diluted earnings per share increased to $2.38 and $2.36 respectively (based on 5,376,000 and 5,435,000 weighted average shares outstanding, respectively), compared to $1.90 and $1.89 respectively (based on 5,412,000 and 5,449,000 weighted average shares outstanding, respectively), for the year ended March 31, 2000.

The Company reported cash and cash equivalents of $25.3 million at March 31, 2001 compared to $27.2 million as of March 31, 2000. Working capital was $47.3 million as of March 31, 2001, versus $44.7 million as of March 31, 2000. The Company has no short-term and long-term debt.

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The Company also announced that on June 6, 2001 its board of directors declared a dividend of $0.57 per share (compared to $0.55 per share in 2000). The dividend will be payable on July 6 to shareholders of record as of June 22, 2001.

In addition, the Company announced that it will pay dividends on a quarterly basis, beginning in the first quarter of fiscal year 2002. The dividend payout will account for approximately 30% to 40% of the net earnings.

Mr. Richard Lau, chief executive officer, commented, "We are very pleased with our continued growth in revenue and net income. Jetcrown, our plastics division achieved an increase in net revenue of 26% and 29% for the quarter and the year compared to the same period last year. Gross margins, however, were impacted by a 6% decrease in the combined quarterly revenue at Kwanasia and Kwanta, our electronics and metallics divisions. Additionally, SG&A increased as a percentage of revenues due to expansion at our new Dongguan facility. We expect improvement in our operating margins as volume increases over the course of 2001."

"Kwanasia and Kwanta, our electronics and metallics divisions, collectively recorded a 39% increase in net revenue for the year. Although the combined quarterly net revenues decreased 6%, the fourth quarter has been traditionally a slow season for these divisions. Beginning with the second quarter in July 2001, we anticipate strong performance in our electronics and metallics divisions as orders from new customers gradually increase. Going forward, our focus is to continue manufacturing high-end, high quality products for our existing customers, developing new customer relationships, while focusing on cost controls to maximize profitability."

"Construction on our recently leased 1.3 million square feet of land in Dongguan will consist of three to four phases. The pace of its development depends on the Company's financial situation and future operating results. The Company will invest $11 million for the first phase of construction, which will begin in September or October and is expected to complete in eight months. The new plant is targeting to commence operation in 12 months' time after all renovations and installation of machinery," concluded Mr. Lau.

Deswell manufactures injection-molded plastic parts and components, electronic products and subassemblies, and metallic products for original equipment manufacturers ("OEMs") and contract manufacturers at its factories in the People's Republic of China. The Company produces a wide variety of plastic parts and components used in the manufacture of consumer and industrial products; printed circuit board assemblies using surface mount ("SMT"), and pin-through hole ("PHT") interconnection technologies; and finished products such as telephones, telephone answering machines, sophisticated studio-quality audio equipment and computer peripherals. The Company's

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customers include Kyocera Mita Industrial Co. (H.K.) Limited, Epson Precision
(H.K.) Ltd., Namtai Electronics (Shenzhen) Co. Ltd., Inter-Tel Incorporated, Vtech Communications Ltd., Peavey Electronics Corporation and Emerson.

To learn more about Deswell Industries, Inc., please visit the Company's web site at www.deswell.com.








                                  TABLES FOLLOW


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


CONSOLIDATED  STATEMENT  OF  INCOME  (UNAUDITED)
( U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA )



                                                            Quarter ended                   Year ended
                                                              March 31,                     March 31,
                                                           2001          2000           2001           2000
                                                           ----          ----           ----           ----
                                                       (Unaudited)                   (Unaudited)   (Audited)
Net sales                                                 $16,876       $14,958       $ 80,847       $ 60,958
Cost of sales                                              11,654         9,836         52,596         38,262
                                                     -------------  ------------   ------------  -------------
Gross profit                                                5,222         5,122         28,251         22,696
Selling, general and administrative expenses                3,613         2,972         15,414         11,970
                                                     -------------  ------------   ------------  -------------
Operating income                                            1,609         2,150         12,837         10,726
Interest expense                                               (1)           (3)            (6)            (3)
Other income, net                                             305           (28)           915            898
                                                     -------------  ------------   ------------  -------------
Income before income taxes                                  1,913         2,119         13,746         11,621
Income taxes                                                (245)           192            315            890
                                                     -------------  ------------   ------------  -------------
Income before minority interests                            2,158         1.927         13,431         10,731
Minority interests                                          (295)            22            621            433
                                                     -------------  ------------   ------------  -------------
Net income                                                $ 2,453       $ 1,905        $12,810       $ 10,298
                                                     =============  ============   ============  =============

Basic earnings per share (note 3)                          $ 0.45        $ 0.36         $ 2.38         $ 1.90
                                                     =============  ============   ============  =============

Weighted average number of shares                           5,451         5,348          5,376          5,412
 outstanding (in thousands)                          =============  ============   ============  =============


Diluted earnings per share (note 3)                         $0.45        $ 0.35          $2.36         $ 1.89
                                                     =============  ============   ============  =============

Diluted weighted average number of shares                   5,465         5,424          5,435          5,449
        outstanding (in thousands)                   =============  ============   ============  =============




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


DESWELL  INDUSTRIES,  INC.

CONSOLIDATED  BALANCE  SHEET
( U.S. DOLLARS IN THOUSANDS)
                                                                                      March 31,          March 31,
                                                                                        2001               2000
                                                                                        ----               ----
ASSETS                                                                             (Unaudited)          (Audited)

Current assets :
       Cash and cash equivalents                                                     $  25,330          $  27,156
       Restricted cash                                                                   1,988              2,129
       Marketable securities                                                                -               1,308
       Accounts receivable, net                                                         15,777             10,607
       Inventories                                                                      12,034             10,932
       Prepaid expenses and other current assets                                         1,833              2,295
       Income taxes receivable                                                             339                164
                                                                              -----------------   ----------------
             Total current assets                                                       57,301             54,591
Property, plant and equipment - net                                                     25,563             16,701
Goodwill                                                                                   513                549
                                                                              -----------------   ----------------
                   Total assets                                                      $  83,377          $  71,841
                                                                              =================   ================

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
       Accounts payable                                                               $  4,274           $  5,401
       Customer deposits and accrued expenses                                            5,531              4,362
       Income taxes payable                                                                208                101
                                                                              -----------------   ----------------
           Total current liabilities                                                    10,013              9,864
                                                                              -----------------   ----------------
Minority interests                                                                       9,540              8,931
                                                                              -----------------   ----------------
Deferred income tax                                                                         15                 15
                                                                              -----------------   ----------------

Shareholders' equity
       Common stock
       -  authorized 20,000,000 shares; issued and outstanding 5,597,931 shares at March 31, 2001 and 5,347,931 shares at March 31, 2000
                                                                                            56                 53
       Additional paid-in capital                                                       26,812             24,100
       Retained earnings                                                                36,941             28,878
                                                                              -----------------   ----------------
            Total shareholders' equity                                                  63,809             53,031
                                                                              -----------------   ----------------
            Total liabilities and shareholders' equity                               $  83,377          $  71,841
                                                                              =================   ================

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


DESWELL  INDUSTRIES,  INC.
CONSOLIDATED  STATEMENT  OF  CASH  FLOWS  (UNAUDITED)
( U.S. DOLLARS IN THOUSANDS )

                                                                                    Year ended         Year ended
                                                                                     March 31,          March 31,
                                                                                 ----------------------------------
                                                                                       2001                2000
                                                                                       ----                ----
Cash flows from operating activities :
      Net income                                                                    $  12,810       $      10,298
      Adjustments to reconcile net income to net cash
        Provided by operating activities :
         Depreciation and amortization                                                  5,017               4,784
         (Gain) loss on disposal of property, plant and equipment                         (52)                 35
         Minority interests                                                               621                 433
         Changes in current assets and liabilities :
           Accounts receivable                                                         (5,184)             (2,811)
           Marketable securities                                                        1,306              (1,174)
           Inventories                                                                 (1,116)             (5,030)
           Prepaid expenses and other current assets                                      459               1,815
           Income taxes receivable                                                       (175)
           Accounts payable                                                            (1,120)              2,528
           Customer deposits and accrued expenses                                       1,175                 224
           Income taxes payable                                                           107
                                                                                                              (99)
                                                                              ----------------    ----------------
      Net cash provided by operating activities                                        13,848              11,236
                                                                              ----------------    ----------------

Cash flows from investing activities
      Purchase of property, plant and equipment                                       (13,926)             (6,019)
      Proceeds from disposal of property, plant and                                       113                 176
           Equipment
      Additional interest in a subsidiary                                                   -                  (6)
      Decrease in restricted cash                                                         138                 247
                                                                              ----------------    ----------------
         Net cash used in investing activities
                                                                                      (13,675)             (5,602)
                                                                              ----------------    ----------------

Cash flows from financing activities
      Repurchase of Common Stock
                                                                                            -              (1,257)
      Common Stock issued                                                               2,746                   -
      Exchange difference on translation                                                  (35)                  -
      Dividends paid
                                                                                       (4,710)             (4,777)
                                                                              ----------------    ----------------
         Net cash used in financing activities
                                                                                       (1,999)             (6,034)
                                                                              ----------------    ----------------

Net decrease in cash and cash equivalents                                              (1,826)               (400)

Cash and cash equivalents, at beginning of year                                        27,156              27,556
                                                                              ----------------    ----------------
Cash and cash equivalents, at end of year                                              25,330              27,156
                                                                              ================    ================


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

Supplementary disclosures of cash flow information :
      Cash paid during the year for :
         Interest                                                                $          6      $            3
         Income taxes                                                                     544                 756
                                                                              ================    ================

Additional interest in a subsidiary:
          Goodwill                                                               $          -      $          224
          Minority Interests                                                                -               (218)
                                                                              ----------------    ----------------
                                                                              ----------------    ----------------
       Cash paid                                                                            -                   6
                                                                              ================    ================


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DESWELL INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)


1.       MANAGEMENT'S STATEMENT
         ----------------------
         In the opinion of Management, the accompanying unaudited financial statements contain all adjustments (all of which are normal and recurring in nature) necessary to present fairly the financial position of Deswell Industries, Inc. (the Company) at March 31, 2001 and March
         31, 2000, the results of operations for the quarters and year ended
         March 31, 2001 and March 31, 2000, and the cash flows for the year ended March 31, 2001 and March 31, 2000. The notes to the Consolidated
         Financial Statements that are contained in the Form 20-F Annual Report filed on July 6, 2000 under the Securities Exchange Act of 1934 should be read in conjunction with these Consolidated Financial Statements.

2.       INVENTORIES
         -----------
                                               March 31,          March 31,
                                                2001               2000
                                            --------------    ---------------
        Inventories by major categories :
           Raw materials                   $      6,129       $        6,924
           Work in progress                       2,947                1,553
           Finished goods                         2,958                2,455
                                           ------------       --------------
                                           $     12,034        $      10,932
                                           ============       ==============

3.       EARNINGS PER SHARE

         The basic net income per share and diluted net income per share are computed in accordance with the Statement of Financial Accounting
         Standards No.128 "Earnings Per Share".

         The basic net income per share is computed by dividing income available to common holders by the weighted average number of common shares outstanding during the period. Diluted net income per share gives effect to all dilutive potential common shares outstanding during the period. The weighted average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. In computing the dilutive effect of potential common shares, the average stock price for the period is used in determining the number of treasury shares assumed to be purchased with the proceeds from exercise of options.

         The net income for the quarters and year ended March 31, 2001 and 2000 were both from the Company's continuing operations.










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DESWELL INDUSTRIES, INC.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS


RESULTS OF OPERATIONS
---------------------

GENERAL

The Company's revenues are derived from the manufacture and sale of (i) injection-molded plastic parts and components, (ii) electronic products and subassemblies and (iii) metallic parts and components. The Company carries out all of its manufacturing operations in southern China, where it is able to take advantage of the lower overhead costs and inexpensive labor rates as compared to Hong Kong.


QUARTER ENDED MARCH 31, 2001 COMPARED TO QUARTER ENDED MARCH 31, 2000
---------------------------------------------------------------------

The Company's net sales for the quarter ended March 31, 2001 were $16,876,000, an increase of $1,918,000 or 12.8% as compared to corresponding period in 2000.
The increase in sales was mainly related to an increase in sales of injection-molded plastic products of $2,277,000 offset by a decrease in sales of electronic and metallic products of $359,000. This represented an increase of 25.7% and a decrease of 5.9% respectively, as compared with the net sales in the corresponding period in the prior year.

The increase in net sales in the plastic injection division was mainly due to increase in orders from its existing strong customer base together with the new orders from new customers as a result of the improving economic environment faced by our customers in the Asian Market.

The gross profit for the quarter ended March 31, 2001 was $5,222,000, representing a gross profit margin of 30.9%. This compares with the overall gross profit and gross profit margin of $5,122,000 or 34.2% for the quarter ended March 31, 2000.

Selling, general and administrative expenses for the quarter ended March 31, 2001 were $3,613,000, amounting to 21.4% of total net sales, as compared to $2,972,000 or 19.9% of total net sales for the quarter ended March 31, 2000. The increase in selling, general and administrative expenses of $641,000 over the corresponding period was mainly attributed to the increase in general and administrative expenses resulted from improved business over last year.

As a result of the increase in net sales, operating income was $1,609,000 for the quarter ended March 31, 2001, a decrease of $541,000 or 25.2% as compared with the corresponding quarter in the prior year.

Minority interests represent the 49% minority interest in both the electronics and metallic subsidiaries. The decrease in minority interest to a deficiency of $295,000 for the quarter ended March 31, 2001 from a surplus of $22,000 for the corresponding quarter in the prior year reflects a deficit incurred by the electronic and metallic business.

As a result of the above factors, net income was $2,453,000 for the quarter ended March 31, 2001, an increase of $548,000 or 28.8%, as compared to the quarter ended March 31, 2000 and net income as a percentage of net sales increased to 14.5% from 12.7%.


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DESWELL INDUSTRIES,  INC.

MANAGEMENT  DISCUSSION  AND  ANALYSIS  OF  FINANCIAL
CONDITION  AND  RESULTS  OF  OPERATIONS  (CONTINUED)


YEAR ENDED MARCH 31, 2001 COMPARED TO YEAR ENDED MARCH 31, 2000
---------------------------------------------------------------

The Company's net sales for the year ended March 31, 2001 were $80,847,000, an increase of $19,889,000 or 32.6% as compared to year ended March 31, 2000. The increase in sales was mainly related to increases in sales of injection-molded plastic products and electronic and metallic products of $10,996,000 and $8,893,000, respectively. This represented increases of 28.7% and 39.3%, respectively, as compared with the net sales in prior year.

The increase in net sales in both operations was attributed to the substantial increase in orders from existing strong customer base together with the new orders from new customers.

The gross profit for the year ended March 31, 2001 was $28,251,000, representing a gross profit margin of 34.9%. This compares with the overall gross profit and gross profit margin of $22,696,000 or 37.2% for the year ended March 31, 2000.
The decrease in the overall gross profit margin of 2.3% was mainly attributed to the combined effect of the increase in resin costs and electronics component costs in the plastic and electronic division respectively.

Selling, general and administrative expenses for the year ended March 31, 2001 were $15,414,000, amounting to 19.1% of total net sales, as compared to $11,970,000 or 19.6% of total net sales for the year ended March 31, 2000. The increase in selling, general and administrative expenses of $3,444,000 over prior year was the increase in general and administrative expenses resulted from improved business over last year.

As a result, operating income was $12,837,000 for the year ended March 31, 2001, an increase of $2,111,000 or 19.7% as compared with the prior year.

During the year ended March 31, 2001, the Company acquired an additional 17.9% equity interest in the metal subsidiary. As a result, minority interests represent the 49% minority interest in both the electronics and metallic subsidiaries. The increase in minority interest to $621,000 for the year ended
March 31, 3001 from $433,000 for the year ended March 31, 2000 reflects the fact that the electronic and metallic business generated more profits in the current year as compared to the prior year.

As a result of the above factors, net income was $12,810,000 for the year ended
March 31, 2001, an increase of $2,512,000 or 24.4%, as compared to the year ended March 31, 2000 and net income as a percentage of net sales decreased slightly to 15.8% from 16.9%.




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DESWELL INDUSTRIES,  INC.

MANAGEMENT  DISCUSSION  AND  ANALYSIS  OF  FINANCIAL
CONDITION  AND  RESULTS  OF  OPERATIONS  (CONTINUED)



LIQUIDITY AND CAPITAL RESOURCES
-------------------------------

During the past five years, the Company has relied primarily upon internally generated funds and short-term borrowings (including trade finance facilities) to finance its operations and expansion.

As of March 31, 2001, the Company had a working capital surplus of $47,288,000.
This compares with a working capital surplus of $44,727,000 at March 31, 2000.
The increase in working capital was mainly attributed to net cash generated from its operating activities and the fund from exercise of stock options of $2,746,000 during the year offset by the cash dividend distributed of $4,710,000 in June and December 2000.

The Company has generated sufficient funds from its operating activities to finance its operations and there is little need for external financing other than short-term borrowings that are used to finance accounts receivable and are generally paid with cash generated from operations. The Company has no outstanding short-term borrowings and no long-term debt as of March 31, 2001.

As of March 31, 2001, the Company had in place general banking facilities with two financial institutions aggregating approximately $17,097,000. Such facilities, which are subject to annual review, include overdrafts, letters of credit, import facilities, trust receipt financing, inward bills financing as well as fixed loans. As of March 31, 2001, the Company had ( i ) unused credit facilities of $17,097,000 ( ii ) cash and cash equivalents of $25,330,000 and ( iii ) restricted cash of $1,988,000, which has been pledged as collateral for those credit facilities. The restricted cash of $1,826,000 and leasehold land and buildings of $1,378,000 have been pledged as collateral for those credit facilities. The Company also had $162,000 pledged as deposit for customs duty in Dongguan, China.

The Company expects that working capital requirements and capital additions will be funded through a combination of internally generated funds and existing facilities.






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         With the exception of the reference in its press release to its web site for more information, the Registrant hereby incorporates this Report on
Form 6-K into its Registration Statement on Form F-3 (Registration No. 333-
49050).

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                                   For and on behalf
                                                   of Deswell Industries, Inc.




                                                   By:/s/______________________
                                                   Richard Lau
                                                   Chief Executive Officer

Date: JUNE 12, 2001